United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

December 19, 2022

Date of Report (Date of earliest event reported)

Iron Spark I Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40467	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

125 N. Cache St., 2nd Floor, Box 3789 Jackson, Wyoming	83001
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (307) 200-9007

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	ISAA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

IMPORTANT NOTICES

Additional Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) by and among Iron Spark I Inc., a Delaware corporation (“ISAA”), Hypebeast Limited, a Cayman Islands exempted company (the “Company”), and Hypebeast WAGMI Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”) pursuant to that certain Agreement and Plan of Merger, dated April 3, 2022 (as amended, the “Merger Agreement”), the Company has filed a registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), and ISAA and the Company will file other documents regarding the proposed Business Combination with the SEC. ISAA’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, ISAA, and the proposed Business Combination. Promptly after the Registration Statement is declared effective by the SEC, ISAA will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the Business Combination and other proposals set forth in the Registration Statement. Before making any voting or investment decision, investors and stockholders of ISAA are urged to carefully read the entire Registration Statement and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Business Combination. The documents filed by the Company with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or by writing to ISAA at 125 N. Cache Street, 2nd Floor, Box 3789, Jackson, Wyoming 83001.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of ISAA nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the Business Combination between ISAA, the Company and Merger Sub. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, ISAA, the Company’s and Merger Sub’s expectations with respect to anticipated financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, and the timing of the completion of the Business Combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Registration Statement, ISAA’s registration statement on Form S-1 (File No. 333- 253775), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2021 and its subsequent Quarterly Reports on Form 10-Q. In addition, there will be risks and uncertainties described in other documents filed by the Company and ISAA from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside ISAA’s or the Company’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against ISAA or the Company following the announcement of the Business Combination; (2) the inability to complete the Business Combination, including due to the inability to concurrently close the Business Combination and the private placement of common stock or due to failure to obtain approval of the Company’s stockholders; (3) the risk that the transaction may not be completed by ISAA’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by ISAA; (4) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the Company’s stockholders, the satisfaction of the minimum trust account amount following any redemptions by ISAA’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (7) volatility in the price of ISAA’s securities; (8) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (9) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the Business Combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the industry in which the Company operates; (14) the impact of the global COVID-19 pandemic; (15) the Company’s ability to obtain or maintain rights or licenses to operate in any market in which the Company operates; (16) the potential inability of the Company to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of the Company’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in the Registration Statement, ISAA’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2021 and its subsequent Quarterly Reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. ISAA and the Company caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of ISAA or the Company gives any assurance that ISAA or the Company will achieve its expectations. None of ISAA or the Company undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

ISAA and the Company and their directors and executive officers may be deemed participants in the solicitation of proxies from ISAA’s stockholders with respect to the Merger Agreement. A list of the names of those directors and executive officers and a description of their interests in the Merger Agreement is included in the Registration Statement, which is available at www.sec.gov. Other information regarding the interests of the participants in the proxy solicitation will be included in the Registration Statement pertaining to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 21, 2022, subsequent to the approval by the stockholders of Iron Spark I Inc. (“ISAA”) of the Certificate of Amendment to ISAA’s Amended and Restated Certificate of Corporation (the “Charter Amendment”) at the Special Meeting (as defined below), ISAA filed the Charter Amendment with the Delaware Secretary of State. The Charter Amendment changed the date by which ISAA must consummate an initial business combination from June 11, 2023 to December 28, 2022. The Charter Amendment is attached as exhibit 3.1 hereto and is incorporated herein by reference.

Item 5.07. Submissions of Matters to a Vote of Security Holders.

On December 19, 2022, ISAA held a special meeting of stockholders (the “Special Meeting”). On November 25, 2022, the record date for the Special Meeting, there were 17,870,800 issued and outstanding shares of ISAA’s Class A common stock (the “Class A Common Stock”) and 4,170,000 issued and outstanding shares of ISAA’s Class B common stock (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) entitled to be voted at the Special Meeting, 79.30% of which were represented in person or by proxy.

The final results for each of the matters submitted to a vote of ISAA’s stockholders at the Special Meeting are as follows:

Matters Voted On	For	Against	Abstain
Proposal to approve an amendment to ISAA’s Amended and Restated Certificate of Incorporation, at the discretion of the board of directors of ISAA, to change the date by which ISAA must consummate an initial business combination, from June 11, 2023 to December 28, 2022 and set the redemption price at $10.00 plus interest earned on the trust account (less up to $100,000 of interest to pay dissolution expenses) in order to permit ISAA to liquidate and wind up early (the “Charter Amendment Proposal”).	17,419,084	60,004	0

Proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are insufficient votes from the holders of shares of Common Stock to approve the Charter Amendment Proposal or if otherwise determined by the chairperson of the Special Meeting to be necessary or appropriate.	17,345,909	133,178	1

Each of the proposals described above was approved by ISAA’s stockholders.

Item 8.01. Other Events.

On December 20, 2022, ISAA issued a press release announcing that ISAA will not be able to complete the previously announced business combination with Hypebeast Limited by year-end and ISAA's intent to dissolve and liquidate promptly after December 28, 2022. The press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

The information contained in the press release is being furnished and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that Section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits

(d)       Exhibits:

Exhibit No.	Description
3.1	Certificate of Amendment dated December 21, 2022 to Amended and Restated Certificate of Incorporation of ISAA
99.1	Press Release, dated December 20, 2022
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 22, 2022

IRON SPARK I INC.

By:	/s/ Joshua Spear
Name:	Joshua Spear
Title:	Chief Executive Officer

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